MAYFAIR GOLD'S FENN-GIB GOLD PROJECT DESIGNATED UNDER
ONTARIO'S "ONE PROJECT, ONE PROCESS" STREAMLINED PERMITTING
FRAMEWORK

Toronto, ON - November 2, 2026 - Mayfair Gold Corp. ("Mayfair" or the "Company") (TSXV: MFG, NYSE American: MINE) is pleased to announce that its 100%-owned Fenn-Gib Gold Project ("Fenn-Gib" or the "Project"), located in the Timmins region of Northern Ontario, has been selected as a designated project under the Government of Ontario's new "One Project, One Process" ("1P1P") framework. The designation is expected to streamline permitting and provide more predictable timelines. Mayfair expects the designation to accelerate progress toward a construction decision and, ultimately, production and free cash flow1.

Highlights

  Fenn-Gib Gold Project designated under Ontario's the Ministry of Energy and Mines' "One Project, One Process" framework
  Through the 1P1P framework, the Ministry of Energy and Mines acts as a single point of contact to coordinate all necessary provincial approvals and Indigenous consultation to reduce government review times by 50 per cent2
  The 1P1P framework, which supports responsible, fast-tracked mining development while maintaining rigorous standards and Indigenous consultation, is fundamental to Mayfair's strategy for advancing Fenn-Gib through permitting, design, and into construction and operations faster than previous industry timelines
  Through the 1P1P framework, Mayfair expects to secure permits required to make a construction decision as early as 2028

1 Free cash flow or cash flows do not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Company is not in production, the Company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS

2 Government of Ontario, Ministry of Energy and Mines, One Project, One Process Framework Guidance (October 30, 2025), "Objectives", p. 2. Available at: https://www.ontario.ca/page/mining-one-project-one-process-framework.

  Fenn-Gib is positioned to generate significant regional economic benefits during construction and throughout commercial operations, which could begin as early as 2030.

"For too long, permitting delays stood in the way of getting Ontario's resources to market," said Stephen Lecce, Minister of Energy and Mines. "One Project, One Process is singlehandedly changing that - cutting duplication by half and delivering a one stop shop for mining permitting including for Mayfair Gold's Fenn-Gib project which is expected to create over 700 jobs and add approximately $3 billion to our GDP. To compete, we must be the best, which is why our government is planning to further accelerate permitting this Fall, to get mines built faster, unlocking billions in investment to create more, good-paying jobs right here at home. From second slowest jurisdiction to open a mine in the world to emerging as one of the best in the industrialized world, our government is challenging the status quo so that we emerge as the strongest and a more sovereign energy powerhouse."

Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, stated: "Our designation under the 1P1P framework recognizes the rigorous work completed to date and the quality of the baseline data our team has collected, compiled, and interpreted in support of the Fenn-Gib Gold Project. We look forward to working collaboratively with the Apitipi Anicinapek Nation ("AAN"), the Ministry of Energy and Mines ("MEM"), and the identified Indigenous and local communities as we advance the Project through this permitting process. We are proud to have achieved the milestone of 1P1P designation, and we look forward to advancing Fenn-Gib as a Made-in-Ontario gold project."

The 1P1P framework is a whole-of-government approach that consolidates provincial permitting, authorization, and approval processes for designated mine development projects in Ontario into a single, coordinated timeline. This approach is designed to improve predictability and reduce administrative duplication. It also coordinates Indigenous consultation at the project level, consistent with the Crown's duty to consult under section 35(1) of the Constitution Act, 1982. Fewer, coordinated processes reduce the administrative burden on Indigenous communities; they do not reduce consultation itself.

This framework operates as an administrative overhaul to streamline approvals by establishing a single point of contact - the Mine Authorization and Permitting Delivery Team ("MAPDT") under the MEM. The dedicated MAPDT will provide specialized project management support to Mayfair to deliver predictable permitting timelines for Fenn-Gib with a clear, transparent, and dynamic pathway while maintaining the Crown's full duty to consult and rigorous environmental standards.

Ruben Wallin, P.Eng., SVP Sustainability for Mayfair, commented: "The 1P1P designation marks an important milestone for the project and the company. The calibre of the people we have worked with at the Ministry has been evident throughout this process. I look forward to continuing to work closely with the MEM, AAN and Indigenous community partners, and other stakeholders to deliver the lasting benefits that we believe this project and our company can provide to the region."

Mayfair's development strategy is anchored in targeting high-grade mineralization located at and near surface. This approach is designed to reduce construction risk and improve execution certainty. Together with the 1P1P framework and the Provincial Class Environmental Assessment process, the strategy provides a clear pathway to advance Fenn-Gib efficiently through permitting and design, into construction, and ultimately to free cash flow1 while maintaining the optionality and the flexibility to reinvest future cash flows1 in additional growth opportunities.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100%-owned Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3-million-ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the "PFS")3 is to develop the Project under the provincial permitting process, targeting the higher-grade 1-million-ounce probable mineral reserve (25.1Mt at an average grade of 1.29 g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit. The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow1 of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The Company also remains focused on exploration around the broader land package with the goal of enhancing mineral resource scale and growth opportunities.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, "forward-looking information"). The use of the words "will" and "expected" and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, the designation expected to streamline permitting and provide more predictable timelines and to accelerate progress toward a construction decision and, ultimately, to production and free cash flow1, Mayfair expecting to secure permits required to make a construction decision as early as 2028, Fenn-Gib being positioned to generate significant regional economic benefits during construction and throughout commercial operations, which could begin as early as 2030, the expectation that the Project will create over 700 jobs and add approximately $3 billion to Ontario's GDP, continuing to work closely with the MEM, AAN and Indigenous community partners, and other stakeholders to deliver the lasting benefits the Company believes the Project and the Company can provide to the region, the development strategy anchored in targeting high-grade mineralization located at and near surface, designed to reduce construction risk and improve execution certainty, targeting the higher-grade 1-million-ounce mineral reserve, building and operating the Fenn-Gib Project, and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company's current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

3 Please refer to the technical report entitled "Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study" dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

Neither the TSX Venture Exchange ("TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
2770 Plymouth Dr - Suite 101

Oakville, ON L6H 6Y4 Canada
+1 (855) 350-5600
info@mayfairgold.ca